UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Director/PDMR Shareholding- dated 17 March 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 17, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 17, 2015
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

17 March 2015

Barclays PLC (the "Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

1.     The trustees of the Barclays Group (PSP) Employees' Benefit Trust and the Barclays Group (ESAS) Employees' Benefit Trust notified the Company on 16 March 2015 that on 16 March 2015 it had delivered ordinary shares of Barclays PLC with a nominal value of 25p each (the "Shares") to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below.  The Shares are delivered:

(i) in respect of the quarterly payment of the role based pay component1 of PDMRs' fixed remuneration for the three months to 31 March 2015;

(ii)        in respect of Share Incentive (Holding Period) Awards made in 2015 (the remaining Shares, after tax liabilities2 were discharged, are now held in a nominee account on behalf of the individuals); and

(iii)       to satisfy the release of Shares the subject of awards made under the Barclays Group Share Value Plan, the Barclays Group Executive Share Award Scheme and the Joiners Share Value Plan over the last five years3.

The market price on the date the Shares were provided was £2.535 per Share and the place of trading was the London Stock Exchange.

Director/ PDMR	Shares provided to Director/ PDMR	Shares deducted to cover tax liabilities2	Other Shares sold on behalf of Director/PDMR	Balance of Shares held by Director
A Jenkins	1,693,729	796,056	0	5,059,529
T Morzaria	679,260	319,255	0	797,633
M Harte	147,928	69,527	0	-
R Hoyt	368,344	173,124	0	-
T King	1,855,750	957,014	0	-
R Le Blanc	676,582	317,997	131,031	-
I McDermott Brown	153,063	71,944	8,487	-
J Moulds	46,022	21,631	0	-
M Roemer	240,896	113,226	35,503	-
V Soranno Keating	59,171	27,811	0	-
A Vaswani	581,113	273,128	101,145	-

2. The Barclays Nominee notified the Company on 16 March 2015 that on 16 March 2015 it sold Shares for the following PDMRs at the prices set out below:

PDMR	No. of Shares sold	Share price
M Roemer	126,364	£2.53
A Vaswani	681	£2.53

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0)207 116 5752	+44 (0)203 134 7744

1Role Based Pay is payable quarterly and is subject to a holding period with restrictions lifting over five years (20% each year).

2Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

3Share Value Plan (SVP) / Joiners Share Value Plan (JSVP)
The SVP was introduced in March 2010.  SVP awards are granted to participants over Shares which may typically be released over a period of three years in equal annual tranches dependent on future service and the plan rules.  Discretionary dividend equivalent payments may also be made to participants on release of a SVP award.  SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP (JSVP).  Since 2014, the shares released to Directors and PDMRs have been subject to a six-month holding period after release.

Executive Share Award Scheme (ESAS)
ESAS is a historical plan and new awards are no longer made under the plan.  ESAS awards were granted to participants in the form of provisional allocations of Shares by an independent trustee.  The ESAS award must normally be held for at least three years.  Subject to the plan rules and trustee discretion, Shares under ESAS awards are typically released after three years, at which point additional bonus Shares are awarded to participants.  If the participant does not withdraw the award Shares until the fifth anniversary of the award date, a further 10% bonus Shares may be released.  Dividend Shares may also be released by the ESAS trustee.  All awards are subject to potential forfeiture.